SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TerreStar Corporation
and
TerreStar Holdings Inc.
(Name of Subject Company (Issuer))

Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series E Junior Participating Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
6.5% Senior Exchangeable PIK Notes due 2014 of TerreStar Networks Inc.
(Title of Class of Securities)

881451207 Series A Cumulative Convertible Preferred Stock of TerreStar Corporation
881451306 Series B Cumulative Convertible Preferred Stock of TerreStar Corporation
(CUSIP Number of Class of Securities)

Douglas Brandon
General Counsel and Secretary
12010 Sunset Hills Road
6th Floor
Reston, Virginia 20190
(703) 483- 7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
Bruce Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$586,375,681	$32,719.76

*   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all outstanding shares of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Series E Junior Participating Preferred Stock of TerreStar Corporation, each with par value $0.01 per share, are being exchanged per the exchange offer for the Series F Preferred Stock of TerreStar Holdings Inc. and the Series G Junior Preferred Stock of TerreStar Holdings Inc. and that the 6.5% Senior Exchangeable PIK Notes due 2014 are being amended.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TerreStar Corporation, a Delaware corporation (“TSC”) and TerreStar Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of TSC (“Holdings” and together with TSC and TSN (as defined below) the “Companies”) are offering to exchange (each, an “Exchange Offer” and collectively, the “Exchange Offers”) (i) all outstanding shares of Series A Cumulative Convertible Preferred Stock of TSC (“Series A Preferred”) for up to 90,000 shares of Series F Preferred Stock of Holdings (“Sub Series F Preferred”), (ii) all outstanding shares of Series B Cumulative Convertible Preferred Stock of TSC (“Series B Preferred,” and together with the Series A Preferred, the “Series A&B Preferred”) for 318,500 shares of Sub Series F Preferred and (iii) all outstanding shares of Series E Junior Participating Preferred Stock of TSC (“Series E Preferred”) for up to 300,000 shares of Series G Preferred Stock of Holdings (“Sub Series G Preferred”).  Additionally, TerreStar Networks Inc., a Delaware corporation and an indirect majority-owned subsidiary of TSC (“TSN”), and TSC propose to amend all outstanding $167.0 million (as of September 30, 2009) aggregate principal amount of 6.5% Senior Exchangeable PIK Notes due 2014 (“6.5% Notes”) in the form of a supplemental indenture (the “6.5% Notes Supplement”) to the indenture governing the 6.5% Notes (the “6.5% Notes Indenture”) upon the receipt of certain requisite consents.  In connection with the Exchange Offers, Holdings will issue 150,000 shares of Sub Series G Preferred to each of EchoStar Corporation and Harbinger Capital Management, for a total additional issuance of 300,000 shares of Sub Series G Preferred, in exchange for their waiver of certain Fundamental Corporate Transaction Approval Rights, as set forth in the applicable certificates of designations in respect of the Exchange Offers, as holders of TSC’s Series C Preferred Stock (“Series C Preferred”) and TSC’s Series D Preferred Stock (“Series D Preferred,” and, together with the Series C Preferred, the “Series C & D Preferred”) and holders of TSN’s Series A Preferred Stock (“TSN Series A Preferred”) and TSN’s Series B Preferred Stock (“TSN Series B Preferred,” and together with the TSN Series A Preferred, the “TSN Series A & B Preferred,” and their consents under certain other agreements and arrangements.  The Series C & D Preferred and TSN Series A & B Preferred are not part of the Exchange Offers, nor are any of the Companies making an offer to exchange the Series C & D Preferred and TSN Series A & B Preferred outside of the Exchange Offers.

In connection with the Exchange Offers, TSC is hereby soliciting consents for certain proposed amendments to the certificate of designations of the Series B Preferred, which certificate governs the terms of the Series B Preferred, additionally, in connection with the 6.5% Notes Supplement, TSC and TSN are hereby soliciting for the approval of certain amendments to the 6.5% Notes Indenture from the holders of the 6.5% Notes and TSC, TSN and Holdings are soliciting consents for the approval of the Exchange Offers and Solicitation from certain holders of the 6.5% Notes (the “Solicitation,” and, together with the Exchange Offers, the “Exchange Offers and Solicitation”).

The Exchange Offers and Solicitation are made on the terms and subject to the conditions contained in the Offering Memorandum (“Offering Memorandum”), dated November 16, 2009, the related Letter of Transmittal (“Letter of Transmittal”) and the related Letter of Consent (“Letter of Consent”), which are set forth as exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively.

All information contained in the Offering Memorandum, Letter of Transmittal and Letter of Consent, and any amendments or any other supplements thereto relating to the Exchange Offers and Solicitation, are hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1. Summary Term Sheet.

The information set forth under the headings “Summary” and “Questions and Answers About the Exchange Offers and Solicitation” of the Offering Memorandum is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The names of the subject companies and issuers are TerreStar Corporation and TerreStar Holdings Inc.  The address of the principal executive offices of the subject companies and issuers is: 12010 Sunset Hills Road, Reston, VA 20190. The telephone number of the principal executive offices of the subject companies and issuers is (703) 483-7800.

(b) Securities. Series A Cumulative Convertible Preferred Stock of TSC 90,000 shares issued and outstanding at September 30, 2009; Series B Cumulative Convertible Preferred Stock of TSC 318,500 shares issued and outstanding at September 30, 2009, Series E Junior Participating Preferred Stock of TSC 1,200,000 shares issued and outstanding at September 30, 2009 and all outstanding $167.0 million (as of September 30, 2009) aggregate principal amount of 6.5% Senior Exchangeable PIK Notes due 2014.

(c) Trading Market and Price. There is no established trading market for the Securities.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. TSC and Holdings are the filing persons.  The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The following sections of the Offering Memorandum contain information regarding the material terms of the transaction and are incorporated herein by reference.

Pages i-iii; “Important Information;” “Summary;” “Questions and Answers About The Exchange Offers and Solicitation;” “Capitalization;” “Risk Factors;” “The Exchange Offers and Solicitation;” “Description of Exchange Securities, 6.5% Notes and Amendments to 6.5% Notes;” “Notice to Investors; Transfer Restrictions;” “Certain United States Federal Income Tax Consequences;” “Exhibit A;” “Exhibit B;” “Exhibit C;” “Exhibit D;” and “Exhibit E.”

(b)  Purchases.  The information set forth on pages i, ii and iii and in the sections entitled “Summary” and “The Exchange Offers and Solicitation” of the Offering Memorandum is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company's securities. The information set forth in the Offering Memorandum on page ii and in the sections entitled “Where You Can Find More Information,” “Incorporation of Documents by Reference” and in (d)(1)-(d)(9) of the Exhibit Index herein are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes; (b) Use of Securities Acquired; (c) and Plans. The information contained in the following sections of the Offering Memorandum regarding (i) the purposes of the transaction; (ii) the use of securities acquired in the transaction; and (iii) plans, is incorporated herein by reference:

Pages i-iii; “Summary;” “Questions and Answers About the Exchange Offers and Solicitation;” “The Exchange Offers and Solicitation;” and “Description of Exchange Securities.”

Item 7. Source and Amount of Funds and Other Consideration.

(a) “Source of Funds” and (b) “Conditions” The information set forth in the Offering Memorandum in the sections entitled “Summary;” “Questions and Answers About the Exchange Offers and Solicitation;” and “Description of Exchange Securities” are incorporated herein by reference.

(d) Borrowed Funds.  Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. Not Applicable.

(b) Securities Transactions. Not Applicable.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth on the cover page of the Offering Memorandum and the information in the section entitled “Important Information” are incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offering Memorandum in the sections entitled “Summary Financial Information” and “Capitalization” is incorporated herein by reference.  The information set forth in TSC’s audited financial statements for the fiscal years ended December 31, 2007 and December 31, 2008 is incorporated herein by reference to TSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The unaudited financial statements included in TSC’s Form 10-Q for the quarter ended September 30, 2009, is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Offering Memorandum in the section entitled “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offering Memorandum in the sections entitled “Summary” and “Legal Proceedings” is incorporated herein by reference.

(b) Other Material Information. The information set forth in a(1)-a(6) of the Exhibit Index herein, including the Offering Memorandum, the accompanying Letter of Transmittal and Letter of Consent, is incorporated herein by reference.

Item 12. Exhibits.
The Exhibit Index attached hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRESTAR CORPORATION
TERRESTAR HOLDINGS INC.

By: /s/ Douglas Brandon

Name: Douglas Brandon

Title: General Counsel and Secretary

Dated: November 16, 2009

EXHIBIT INDEX

(a)(1)	Offering Memorandum, dated November 16, 2009*

(a)(2)	Letter of Transmittal*

(a)(3)	Letter of Consent*

(a)(4)	Notice of Guaranteed Delivery*

(a)(5)	Notice to Preferred Stockholders*

(a)(6)	Notice to Broker-Dealers*

(b)	Not Applicable

(c)	Not Applicable

(d)(1)	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.2 to Form 8-K filed August 3, 2005

(d)(2)	Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.1 to Form 8-K filed October 31, 2005

(d)(3)
Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.8 to Form 8-K filed August 11, 2008

(d)(4)
Certificate of Designations of the Series A Preferred Stock and Series B Preferred Stock of TerreStar Networks Inc., incorporated herein by reference from Exhibit (d)(4) to Schedule TO of TerreStar Corporation, filed October 9, 2009.

(d)(5)	Form of the Certificate of Designations of the Series F Preferred Stock of TerreStar Holdings Inc. (included as Exhibit A to Exhibit (a)(1) filed herewith)

(d)(6)	Form of the Certificate of Designations of the Series G Junior Preferred Stock of TerreStar Holdings Inc. (included as Exhibit B to Exhibit (a)(1) filed herewith)

(d)(7)	Form of the Amended and Restated Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation (included as Exhibit C to Exhibit (a)(1) filed herewith)

(d)(8)	Form of the Amended and Restated Certificate of Designations of the Series E Junior Participating Preferred Stock of TerreStar Corporation (included as Exhibit D to Exhibit (a)(1) filed herewith)

(d)(9)	Form of the Supplemental Indenture to the 6.5% Senior Exchangeable PIK Notes due 2014 (included as Exhibit E to Exhibit (a)(1) filed herewith)

(g)(h)	Not Applicable.
*Filed herewith